 Aon Stock Conversion Webcast March 1, 2012 Filed by Aon Global Limited Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Aon Corporation Commission File No.: 001-07933 Commission File No. for Registration Statement on Form S-4: 333-178991

Disclaimer This webcast has been prepared for general guidance on matters of interest only, and does not constitute professional advice. You should not act upon the information contained in this webcast without obtaining specific professional advice. No representation or warranty (express or implied) is given as to the accuracy or completeness of the information contained in this publication, and, to the extent permitted by law, PricewaterhouseCoopers LLP, its members, employees and agents do not accept or assume any liability, responsibility or duty of care for any consequences of you or anyone else acting, or refraining to act, in reliance on the information contained in this publication or for any decision based on it.

Disclaimer (continued) To ensure compliance with Treasury Department Circular 230, PricewaterhouseCoopers LLP ("PwC" or "we" or "us") informs you that this document was not intended or written to be used, and it cannot be used by any taxpayer (including, but not limited to employees and shareholders of Aon Corporation), for the purpose of avoiding U.S. federal, state or local tax penalties. This includes penalties that may apply if the transaction that is the subject of this document is found to lack economic substance or fails to satisfy any other similar rule of law. This document is being issued in connection with the promotion or marketing (within the meaning of Circular 230) by Aon Corporation to persons other than Aon Corporation of the transaction(s) or matter(s) addressed in it. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor, not associated with the transaction(s) or matter(s).

Disclaimer (continued) The information contained herein is intended to summarize some tax and financial planning concepts and is written for educational purposes only. The information provided by PwC and its personnel is not, and should not be taken as legal, tax, investment, or any other professional advice. Regarding investments, all investments are subject to certain risks. Before making (or selling) a specific investment, Colleagues are encouraged to consult with their professional advisors as necessary. PwC shall not be liable for any decisions made or actions taken based on the educational information provided to Colleagues through this program.

Agenda Tax consequences for UK shareholders Capital gains Company equity programs Additional information Obtaining transaction information from Fidelity and Computershare UK Aon Stock Conversion Assistance Program

Objectives Understand the tax consequences for UK shareholders Understand the capital gains that may result Locate and determine the base cost of shares held Become familiar with the available resources to assist with the transaction implications

Definitions and glossary of terms Share holders – shares are held and owned outright. Award holders – where shares are not yet owned but the award holder has (or may have) the right to acquire shares in the future. For example: - unvested restricted stock units (RSUs) - unexercised options - unconverted performance shares (PSUs)

Tax consequences for UK share and award holders

Tax consequences for UK share and award holders Shareholders will receive one Class A ordinary share in Aon UK for every one share of Aon Corporation common stock owned outright. This exchange of shares at the date of the transaction is treated as a deemed disposal for UK Capital gains tax (CGT) purposes. Award holders - the transaction will not trigger a deemed disposal for awards held. Award holders simply receive Aon UK shares at the time of vest/exercise. The Aon UK shares will be quoted on the New York Stock Exchange (NYSE) in US dollars. As the Aon Delaware shares are currently registered on the NYSE in US dollars, the position is unchanged.

Capital gains

Definition – Capital gains A capital gain is the increase in the value of a capital asset (i.e. stock/shares) - Recognised and taxable when the capital asset is sold or exchanged. The gain is the difference between the proceeds, or deemed proceeds (see later in the slides), and the base cost. - Gain: Proceeds (or deemed proceeds) exceed base cost - Loss: Proceeds (or deemed proceeds) are less than base cost

Deemed proceeds

Deemed proceeds – example FMV at the date of transaction close $2 Average exchange rate at date of transaction close 0.5 FMV for UK CGT purposes £1

Definition – base cost For UK CGT purposes the base cost of the Aon Corporation stock will be: - Price paid for the stock; plus - Any fees or commissions paid on acquisition Typically tracked in the brokerage account where the stock was initially purchased or acquired. For stock purchased prior to the use of the brokerage account, hard copy certificates should be held. Can contact Fidelity or Computershare UK for details.

Definition – base cost (continued) As the stock is expressed in US Dollars the base cost will need to be converted to Sterling using the average exchange rate at each date of acquisition. Shareholders may hold stock which was acquired in various different tranches and over various dates. For UK CGT purposes, all stocks are “pooled” to give a total number held and a total base cost. For disposals, special “matching rules” apply (see later in the slides). Shareholders are advised to seek separate advice if they plan to sell any stock before or after the transaction date.

Base cost – example Acquisition Date of Stock $ price per Exchange rate* £ price Acquisition Acquired stock* per stock 01/03/2009 1 $1.00 0.6 £0.60 01/03/2010 1 $1.00 0.5 £0.50 01/03/2011 1 $1.00 0.4 £0.40 The shareholders “pool” contains 3 stocks with a combined base cost for UK CGT purposes of £1.50 Each stock has a weighted average CGT base cost of £0.50 *For illustration purposes only

Share matching rules – as of 6 April 2008 When shares are sold, there are matching rules to determine which shares have been sold. Matching rules apply to all shares of the same class in the same company. For many individuals who have not previously made any disposals, the matching rules will not be relevant. Total holding together with total cost will be used to determine the CGT base cost. For colleagues who have both acquired and disposed of stock, the matching rules will need to be applied. Individual advice should be sought.

Share matching rules (continued) For disposals since 6 April 2008, the order of matching is: - Firstly Shares acquired on the same day as the disposal; - Secondly Any shares acquired in the following 30 days; Then All other share acquisitions which form the “pool” (which shows the total number of shares and the weighted average base cost). Disposals include sales in the open market and gifts to spouse.

CGT rates Most individuals will have a UK CGT annual exemption for the tax year (£10,600 for 2011/12 and 2012/13). If gains realised during the tax year do not exceed this amount then no CGT will be payable. Any losses, either incurred in year, or brought forward from prior years can be offset against gains. Any gains remaining after the annual exemption and losses will be subject to CGT at: - 18% if the colleague is a basic rate tax payer (i.e. pays income tax at 20%) until total income and gains exceed the threshold from which income tax would be charged at 40%. - 28% if the colleague is a higher or additional rate taxpayer (i.e. pays income tax at 40% or 50%).

Example – Calculating capital gains and losses Assume a shareholder makes total gains in a tax year of £20,000 and losses of £1,000 in the same tax year. The CGT calculation will be as follows: Total gains realised £20,000 Less: total losses realized (£1,000) Net gain £19,000 Less: Annual exemption (£10,600) Chargeable gain £8,400 Assuming the colleague is a 40% tax payer Total gain of £8,400 taxed at 28% = £2,352 *For illustration purposes only

Aon UK shares Shareholders will be treated as having acquired Aon UK shares at the date of transaction. The base cost of the Aon UK shares will be equal to the deemed proceeds figure used in the CGT calculation.

Company equity programs

Effect of transaction on equity programs Unvested Restricted Stock Units (RSUs) - Converted to Aon UK RSUs* Unexercised Options - Converted to Aon UK options* Undistributed Performance Shares (PSUs) - Converted to Aon UK PSUs* *Same terms and conditions apply for Aon plans post-transaction. Subject to the approved plans (Aon UK Sharesave Scheme and the UK Approved Sub-Plan to Rules for the Aon Stock Incentive Plan) receiving re-approval from HMRC following the conversion.

Summary Company plan Acquisition cost Acquisition date Gain on shares held at date of transaction Gain on unexercised options Aon UK Sharesave Scheme (SAYE) Option price fixed at the start of the contract Date option exercised and shares acquired Deemed proceeds less CGT base cost No gain realised UK Approved Sub-Plan to Rules of the Aon Stock Incentive Plan (CSOP) Option price fixed at the date of grant Date option exercised and shares acquired Deemed proceeds less CGT base cost No gain realised Unapproved options under the Aon Special Stock Programme (SSP) or the Aon Leadership Performance Plan (LPP) FMV at the date of exercise of option Date option exercised and shares acquired Deemed proceeds less CGT base cost No gain realised

Summary (continued) Company plan Acquisition cost Acquisition date Gain on shares held at date of transaction Gain on unvested RSUs /undistributed PSUs Restricted Stock Units (RSUs) under the Aon Incentive Stock Programme (ISP) or Special Stock Programme (SSP) FMV at the date of vesting Date of vest Deemed proceeds less CGT base cost No gain realised Performance Shares (PSUs) under the Aon Leadership Performance Programme (LPP), Aon Benfield Performance Programme (ABPP), or the Aon Hewitt Performance Programme (AHPP) FMV at the date of distribution Date of distribution Deemed proceeds less CGT base cost No gain realised

Additional Information

UK reporting Generally, shareholders will be required to complete a self-assessment tax return (and capital gains supplementary pages) if: - total proceeds (and deemed proceeds) from all transactions during the tax year exceed £42,400; and/or - chargeable gains (before the deduction of any losses) exceed the annual exemption (currently £10,600). If shareholders do not complete self-assessment tax returns on a regular basis they will be required to notify HM Revenue and Customs (HMRC) of their “chargeability” by 5 October following the end of the tax year.

UK reporting (continued) The tax year in which the conversion will happen is not yet known. - If the transaction date is before 6 April 2012, it will fall into the 2011/12 tax year. - If the transaction date is on or after 6 April 2012, it will fall into the 2012/13 tax year. UK tax returns are due by 31 October following the end of the tax year if paper filing, or by 31 January following the end of the tax year if filing electronically. Penalties apply to late filed returns.

Payment of CGT Payment due to HMRC by 31 January following the end of the tax year. - 31 January 2013 for the 2011/12 tax year - 31 January 2014 for the 2012/13 tax year If payment is not made to HMRC by this date interest will apply. Capital gains do not trigger UK “payments on account”.

Obtaining transaction information from Fidelity

Participant Trust account *for illustrative purposes only

Base cost – summary *for illustrative purposes only

Detailed summary of stock held *for illustrative purposes only

Stock History Formatting to be corrected

Aon Stock Conversion Assistance Program

Overview Who is eligible? - All UK colleagues who own shares of Aon Corporation common stock Resources - Live webcast - PwC telephone helpline and e-mail (free to Aon colleagues) - CGT projections Key transaction data on Aon KE post transaction Assistance from PwC will be available for an additional period prior to the tax return filing deadline.

PwC contact information Telephone - Number: 020 7212 1415 - Hours: Monday – Friday from 9am – 5pm E-mail - eaaonsupport@uk.pwc.com

Participant Trust / account contact information Fidelity – Net Benefits Helpdesk - Telephone: 0800 89 0011 or + 1 (0)800 544 0275 - Website: www.netbenefits.fidelity.com (then select the link to log into NetBenefits Worldwide) - Email: netbenefits@fidelity.com Computershare UK (for Sharesave scheme only) - Email: AonLtd@computershare.co.uk Computershare US (for lost certificates) - Telephone number for colleagues outside the US + 1 (0)781 575 2879

About PwC PwC have been providing broad-based employee tax and financial education services for over 25 years. From teams of tax and wealth advisory experts in offices throughout the United Kingdom. With experience in delivering tax and financial education to employees of multi-national companies. PwC do not sell financial products.

Disclaimer To ensure compliance with Treasury Department Circular 230, PricewaterhouseCoopers LLP ("PwC" or "we" or "us") informs you that this document was not intended or written to be used, and it cannot be used by any taxpayer (including, but not limited to employees and shareholders of Aon Corporation), for the purpose of avoiding U.S. federal, state or local tax penalties. This includes penalties that may apply if the transaction that is the subject of this document is found to lack economic substance or fails to satisfy any other similar rule of law. This document is being issued in connection with the promotion or marketing (within the meaning of Circular 230) by Aon Corporation to persons other than Aon Corporation of the transaction(s) or matter(s) addressed in it. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor, not associated with the transaction(s) or matter(s). This webcast has been prepared pursuant to an engagement between PwC and Aon Corporation ("Aon Corporation" or "Aon") and is intended solely for the use and benefit of Aon in connection with Aon's provision of general information to its employees who are also stockholders of Aon Delaware ("Colleagues") and not for reliance by any other person without PwC's prior written consent. This webcast may not be relied upon by any person in any other matter or transaction without PwC's prior written consent. The information contained herein is intended to summarize some tax and financial planning concepts and is written for educational purposes only. The information provided by PwC and its personnel is not, and should not be taken as legal, tax, investment, or any other professional advice. Regarding investments, all investments are subject to certain risks. Before making (or selling) a specific investment, Colleagues are encouraged to consult with their professional advisors as necessary. PwC shall not be liable for any decisions made or actions taken based on the educational information provided to Colleagues through this program.

Disclaimer (continued) The conclusions reached in this webcast represent and are based upon our best judgment regarding the application of U.S. federal income tax laws arising under the Internal Revenue Code, judicial decisions, administrative regulations, published rulings and other tax authorities existing as of the date hereof. This webcast is not binding upon the Internal Revenue Service or the courts and there is no assurance or guarantee that the Internal Revenue Service will not successfully assert a contrary position. No assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. PwC undertakes no responsibility to advise you or anyone else of any new developments in the application or interpretation of the federal income tax laws. This webcast does not address any federal, state, local, foreign or other tax consequences of, or that may result from, the matters or transactions other than those set forth herein. In addition, PwC expresses no opinion on non-tax matters, such as issues arising under corporate or securities laws. This webcast is based upon the representations, documents, facts, and assumptions that have been included or referenced herein and the assumption that such information is accurate, true, and authentic. This webcast does not address any matters or transactions other than those described herein. This webcast does not address any matters or transactions whatsoever unless all are consummated as described herein without waiver or breach of any material provision thereof or if any of the assumptions set forth herein are not true and accurate at all relevant times. In the event any of the representations, facts or assumptions is incorrect, in whole or in part, one or more of the conclusions reached in this webcast might be adversely affected. PwC has relied upon statements and representations made by Aon Corporation and have assumed that such statements and representations are true without regard to any qualifications as to knowledge and belief.

Disclaimer (continued) This webcast supersedes and replaces any and all prior written or oral advice (including, without limitation, electronic communications) and all such prior communications, if any, should not be relied upon by any party to the transaction or matters described herein for any purpose whatsoever. In various sections of this webcast, for ease of understanding and as a stylistic matter, terms such as "is" or "will" or "should" may be used. Such language should not be construed as an opinion or to alter the conclusions in this webcast. This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law. In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4. In connection with the proposed reorganization, Aon filed with the SEC a definitive proxy statement. The proxy statement was mailed to Aon stockholders on or about February 10, 2012. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Disclaimer (continued) Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above. The mention of Fidelity Stock Plan Service (or any Fidelity entity) in this webcast is purely for reference purposes only as the provider of administrative and recordkeeping services for Aon’s equity plans. Fidelity stock Plan Services is not responsible for the accuracy of the information in the presentation. Aon and PricewaterhouseCoopers LLP are not affiliated with Fidelity Stock Plan Services (or any Fidelity entity). Stock plan recording and administrative services are offered through Fidelity Stock Plan Services, LLC.

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